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                                                   Exhibit 2 (b)

                                                   EXECUTION COPY

















                       AGREEMENT AND PLAN

                            OF MERGER

                              Among

              THE BRITISH PETROLEUM COMPANY p.l.c.,

                        AMOCO CORPORATION

                               and

                      EAGLE HOLDINGS, INC.

                   Dated as of August 11, 1998
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          This AGREEMENT AND PLAN OF MERGER, dated as of
August 11, 1998 (this "Agreement"), among THE BRITISH PETROLEUM COMPANY p.l.c. ("BP"), an English public limited company, AMOCO CORPORATION, an Indiana corporation ("Amoco"), and EAGLE HOLDINGS, INC., an Indiana corporation and a direct, wholly owned subsidiary of BP ("Merger Sub" and, together with Amoco, the "Constituent Corporations");

                      W I T N E S S E T H :

          WHEREAS, the respective Boards of Directors of each of Amoco, BP and Merger Sub (each, a "Party" and, together, the "Parties") have each determined that it is in the best interest of their respective companies and shareholders to combine their respective businesses as BP Amoco p.l.c. to conduct their operations on a unified basis, under the governance arrangements set forth herein;

          WHEREAS, in futherance of such combination, the respective Boards of Directors of Amoco and Merger Sub have each adopted this Agreement and approved the merger (the "Merger") of Merger Sub with and into Amoco in accordance with the Indiana Business Corporation Law, as amended (the "BCL"), and upon the terms and subject to the conditions set forth herein;

          WHEREAS, it is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code");

          WHEREAS, it is intended that, for financial accounting purposes, the Merger shall be accounted for as a "pooling of interests" under generally accepted accounting principles in the United States ("U.S. GAAP"), and using merger accounting methods under generally accepted accounting principles in the United Kingdom ("U.K. GAAP");

          WHEREAS, as an inducement to the willingness of BP to enter into this Agreement, the board of directors of Amoco has approved the grant to BP of an option to purchase shares of common stock, without par value, of Amoco ("Amoco Common Shares") pursuant to a stock option agreement, dated as of the date of this Agreement, between Amoco and BP (the "Stock Option Agreement"), and each of Amoco and BP has duly authorized, executed and delivered the Stock Option Agreement as of the date hereof; and

          WHEREAS, Amoco and BP desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

          NOW, THEREFORE, in consideration of the mutual
representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:
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                            ARTICLE I

                   THE CLOSING AND THE MERGER


        1.1. Closing. The closing of the Merger (the "Closing") shall take place (i) at 9:00 A.M. (New York time) at the offices of Sullivan & Cromwell, 125 Broad Street, New York, New York, on the third business day after the day on which the last to be fulfilled or waived of the conditions set forth in Article IV
(other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) shall be fulfilled or waived in accordance with this Agreement or (ii) at such other places and time and/or on such other date as Amoco and BP may agree in writing (the "Closing Date"). It is the intention of the Parties to target December 31, 1998 as the Closing Date, based on the currently anticipated timetable for the Merger.

          1.2.   The Merger.

          1.2.1. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section
1.2.2), Merger Sub shall be merged with and into Amoco in accordance with the BCL, whereupon the separate existence of Merger Sub shall cease, and Amoco shall be the surviving corporation in the Merger (the "Surviving Corporation").

          1.2.2. As soon as practicable after satisfaction or waiver (to the extent herein permitted) of the conditions to the obligations of the parties to consummate the Merger set forth in Article IV, Amoco and Merger Sub will file articles of merger (the "Articles of Merger") with the Secretary of State of the State of Indiana and make all other filings or recordings required by applicable law in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Indiana or at such later time as is specified in the Articles of Merger (the
"Effective Time").

          1.2.3. From and after the Effective Time, title to all real estate and other property owned by each of the Constituent Corporations shall be vested in the Surviving Corporation and the Surviving
Corporation shall have all liabilities of the Constituent
Corporations, all as provided under the BCL.

          1.3.   Conversion and Exchange of Shares.  At the Effective Time:

          1.3.1. Each Amoco Common Share owned by BP or any Subsidiary (as defined in Section 2.1.1) of BP or Amoco immediately prior to the Effective Time (each, an "Excluded Amoco Share") shall, by virtue of the Merger, and without any action on the part of the holder thereof, no longer be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.

           1.3.2. Each Amoco Common Share outstanding immediately prior to the Effective Time, other than Excluded Amoco Shares, shall be converted into and shall be cancelled in exchange for the right to receive 3.97 (the "Exchange Ratio") ordinary shares, of nominal value 25p each ("BP Ordinary Shares"), which shall be in the form of American depositary shares, each representing the right to receive six BP Ordinary Shares, or such other form of BP
Ordinary Shares as BP and Amoco may agree in accordance with
Section 1.4.7 (the "BP Depositary Shares"), and the BP Depositary
Shares shall be evidenced by one or more receipts ("BP ADRs") issued in accordance with the Amended and Restated Deposit
Agreement, dated as of August 1, 1992, as amended through the date hereof (as it may be amended with the consent of Amoco from time to time, the "Deposit Agreement"), among BP, Morgan Guaranty
Trust Company of New York, as Depositary (the "Depositary"), and the holders of BP ADRs, or such other arrangements as BP and Amoco may agree (the "Merger Consideration"). At the Effective
Time, all Amoco Common Shares shall no longer be outstanding, shall be canceled and retired and shall cease to exist, and each certificate (a "Certificate") formerly representing any of such Amoco Common Shares (other than Excluded Amoco Shares) shall thereafter represent only the right to the Merger Consideration and the right, if any, to receive pursuant to Section 1.6 cash in lieu of fractional BP Depositary Shares, respectively, and any distribution or dividend pursuant to Section 1.4.6, in each case without interest. The BP Ordinary Shares and BP Depositary
Shares issued as provided in this Section 1.3.2 shall be of the same class and shall have the same terms as the currently outstanding BP Ordinary Shares and the currently outstanding BP
Depositary Shares, respectively. BP shall, following the Closing, pay all stamp duties, stamp duty reserve tax and other taxes and similar levies imposed in connection with the issuance or creation of the BP Depositary Shares and any BP ADRs in connection therewith.

         1.3.3. Each share of common stock of Merger Sub, no par value ("Merger Sub Common Stock"), outstanding immediately prior to the Effective Time shall be cancelled and, in consideration for the allotment of the BP Ordinary Shares referred to in Section 1.3.4 below, the Surviving Corporation shall issue to BP at the Effective Time such number of shares of common stock as is equal to the number of shares of Merger Sub Common Stock with the same rights, powers and privileges as the Amoco Common Shares and shall constitute the only outstanding shares of common stock of the Surviving Corporation.

          1.3.4. In consideration of the issue to BP by the Surviving Corporation of shares of common stock of the Surviving
Corporation pursuant to Section 1.3.3 hereof, BP shall allot
(subject to satisfaction of the condition set forth in Section
4.1.5 hereof) such number of BP Ordinary Shares as is equal to the number of Amoco Common Shares outstanding as of the Effective Time (other than the Excluded Amoco Shares) multiplied by the Exchange Ratio to permit the issuance of BP Depositary Shares to the holders of such Amoco Common Shares for the purpose of giving effect to the issue of the Merger Consideration referred to in
Section 1.3.2 of this Agreement.

          1.3.5. In the event that, subsequent to the date of this Agreement but prior to the Effective Time, Amoco changes the number of Amoco Common Shares, or BP changes the number of BP Ordinary
Shares, issued and outstanding as a result of a stock split, reverse stock split, stock dividend, recapitalization, redenomination of share capital or other similar transaction, the Exchange Ratio and other items dependent thereon shall be appropriately adjusted.

          1.4.   Surrender and Payment.

          1.4.1. Prior to the Effective Time, BP shall appoint the Depositary or, failing the Depositary, another agent acceptable to Amoco as exchange agent (the "Exchange Agent") for the purpose of exchanging Certificates for BP ADRs as provided in Section 1.3.2.
Promptly after the Effective Time, the Surviving Corporation will send, or will cause the Exchange Agent to send, to each holder of record as of the Effective Time of Amoco Common Shares a letter of transmittal, in such form as Amoco and BP may reasonably agree, for use in effecting delivery of Amoco Common Shares to the Exchange Agent. To the extent required, the Exchange Agent will requisition from the Depositary, from time to time, such number of BP ADRs as are issuable in respect of Amoco Common
Shares properly delivered to the Exchange Agent. BP shall, prior to the Effective Time, conditionally allot the BP Ordinary Shares referred to in Section 1.3.4, subject to the terms and conditions of this Agreement.

          1.4.2. Each holder of any Amoco Common Shares that have been converted into a right to receive the consideration set forth in
Section 1.3.2, upon surrender to the Exchange Agent of a Certificate or Certificates, together with a properly completed letter of transmittal covering the Amoco Common Shares represented by such Certificate or Certificates, will be entitled to receive (i) the number of whole BP Depositary Shares included in the Merger Consideration in respect of such Amoco Common
Shares in the form of BP ADRs, and (ii) a check in the amount
(after giving effect to any required tax withholdings) of (A) any cash in lieu of fractional shares to be paid pursuant to Section
1.6, plus (B) any cash dividends or other distributions that such holder has the right to receive pursuant to Section 1.4.6. Until so surrendered, each Certificate shall, after the Effective Time, represent for all purposes only the right to receive the number of whole BP Depositary Shares included in the Merger
Consideration and the applicable amounts provided in the foregoing clause (ii).

          1.4.3. If any BP ADRs are to be issued to a person other than the registered holder of the Amoco Common Shares represented by the Certificate or Certificates surrendered with respect thereto, it shall be a condition to such issue that the Certificate or Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such issue shall pay to the Exchange Agent any transfer or other taxes required as a result of such issue to a person other than the registered holder of such Amoco Common
Shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

          1.4.4. After the close of the stock transfer books of Amoco on the day prior to the Effective Time, there shall be no further registration of transfers of Amoco Common Shares that were outstanding prior to the Effective Time. After the Effective
Time, Certificates presented to the Surviving Corporation for transfer shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article I.

          1.4.5. Any BP Ordinary Shares allotted in respect of BP Depositary Shares pursuant to this Article I and any cash in lieu of fractional interests of BP Ordinary Shares to be paid pursuant to
Section 1.6, plus any cash dividend or other distribution that such holder has the right to receive pursuant to Section 1.4.6, that remains unclaimed by the holders of Amoco Common Shares six months after the Effective Time shall (i) (as to BP Ordinary
Shares so allotted) be deemed to have lapsed, and (ii) (as to any cash) be returned to BP upon demand. Any such holder who has not delivered his Amoco Common Shares to the Exchange Agent in accordance with this Article I prior to that time shall thereafter look only to BP and the Surviving Corporation for issuance of BP Ordinary Shares in respect of his Amoco Common
Shares and payment of cash dividends or other distributions in respect thereof, issuable and/or payable pursuant to Section
1.4.6. Notwithstanding the foregoing, BP shall not be liable to any holder of Amoco Common Shares for any securities delivered or any amount paid to a public official pursuant to applicable abandoned property laws. Any BP Ordinary Shares remaining unclaimed by holders of Amoco Common Shares three years after the Effective Time (or such earlier date immediately prior to such time as such securities would otherwise escheat to or become property of any governmental entity or as is otherwise provided by applicable Law(as defined herein)) shall, to the extent permitted by applicable Law, become the property of the Surviving
Corporation or BP, as the case may be, free and clear of any claims or interest of any Person previously entitled thereto.

          1.4.6. No dividends, interest or other distributions with respect to securities of BP or the Surviving Corporation issuable with respect to Amoco Common Shares shall be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in this Section. Subject to the effect of applicable Law, upon such surrender, there shall be issued and/or paid to the holder of the BP Depositary Shares issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions payable with respect to such BP Depositary Shares with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such BP Depositary Shares with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of BP Depositary Shares, all BP Depositary Shares to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time.

          1.4.7. Option to Issue BP Ordinary Shares. BP and Amoco may jointly determine that it is more practical and desirable for BP to cause BP Ordinary Shares to be issued to the holders of Amoco Common Shares in complete satisfaction of BP's obligations under this Article I or cause the BP Ordinary Shares to be redenominated in a currency other than sterling or issued in bearer or registered form (which may or may not be in the form of BP Depositary Shares evidenced by BP ADRs). If BP and Amoco make the requisite determination under this Section, then all references in this Agreement to BP Depositary Shares or BP ADRs issuable to such persons, shall mean BP Ordinary Shares as so redenominated and in such form as is hereafter agreed by the Parties and any BP Depositary Shares or other certificates, or BP
ADRs evidencing such BP Depositary Shares or other certificates, if any, representing such redenominated BP Ordinary Shares.

          1.5.   Amoco Stock Options.

          1.5.1. At the Effective Time, all employee and director stock options to purchase Amoco Common Shares (each, an "Amoco Stock
Option") which are then outstanding and unexercised shall cease to represent a right to acquire Amoco Common Shares and shall be converted automatically into options to purchase BP Ordinary
Shares, and BP shall assume each such Amoco Stock Option subject to the terms of any of the Amoco Stock Plans (as defined in Section 2.1.2.1), and the agreements evidencing grants thereunder; provided, however, that from and after the Effective
Time, (i) the number of BP Ordinary Shares purchasable upon exercise of each such Amoco Stock Option shall be equal to the number of Amoco Common Shares that were purchasable under such Amoco Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, subject to adjustment as provided in Section 1.3.5, and rounding down to the nearest whole
BP Ordinary Share (or, if issued in the form of BP Depositary
Shares, the nearest whole BP Depositary Share), and (ii) the per BP Ordinary Share exercise price under each such Amoco Stock
Option shall be obtained by dividing the per share exercise price of each such Amoco Stock Option by the Exchange Ratio, subject to adjustment as provided in Section 1.3.5, and rounding down to the nearest cent. Notwithstanding the foregoing, the number of BP
Ordinary Shares and the per BP Ordinary Share exercise price of each Amoco Stock Option which is intended to be an "incentive stock option" (as defined in Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code. Accordingly, with respect to any incentive stock options, fractional BP Ordinary Shares shall be rounded down to the nearest whole number of BP Ordinary Shares (or, if applicable, BP Depositary Shares) and where necessary the per BP Ordinary Share exercise price shall be rounded up to the nearest cent. BP Ordinary Shares to be issued upon the exercise of Amoco
Stock Options, shall, unless otherwise requested by the holders of such Amoco Stock Options, be delivered in the form of BP
Depositary Shares represented by depositary receipts having the same terms as BP ADRs.

          1.5.2. Prior to the Effective Time, BP shall make available for issuance the number of BP Ordinary Shares necessary to satisfy
BP's obligations under Section 1.5.1. At the Effective Time, BP shall file with the Securities and Exchange Commission (the
"SEC") a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act of 1933, as amended (the "Securities
Act"), with respect to the BP Ordinary Shares and the BP ADRs subject to options issued pursuant to Section 1.5.1, and shall use its best reasonable efforts to maintain the current status of the prospectus contained therein, as well as comply with any applicable state securities or "blue sky" laws, for so long as such options remain outstanding.

          1.6. Fractional BP Depositary Shares. No fraction of a BP Depositary Share will be issued, but in lieu thereof each holder of Amoco Common Shares otherwise entitled to receive a fraction of a BP Depositary Share will be entitled to receive in accordance with the provisions of this Section 1.6 from the Exchange Agent a cash payment in lieu of such fraction of a BP Depositary Share representing such holder's proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such holders of the aggregate of the fractions of BP Depositary Shares which would otherwise be issued ("Excess Shares"). The sale of the Excess Shares by the Exchange Agent shall be executed on the New York Stock Exchange, Inc. (the
"NYSE") through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of such sale or sales have been distributed to the holders of Amoco Common Shares, the Exchange Agent will hold such proceeds in trust for the holders of Amoco Common Shares (the
"Common Shares Trust"). BP shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation, of the Exchange Agent incurred in connection with such sale of the Excess Shares. The Exchange
Agent shall determine the portion of the Common Shares Trust to which each holder of Amoco Common Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust by a fraction the numerator of which is the amount of the fractional BP Depositary Share interest to which such holder of Amoco Common Shares is entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Amoco Common
Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Amoco Common Shares in lieu of any fractional BP
Depositary Share interests, the Exchange Agent shall make available such amounts to such holders of Amoco Common Shares without interest.

          1.7.   The Surviving Corporation.

          1.7.1. The articles of incorporation of Amoco in effect at the Effective Time shall be the articles of incorporation of the Surviving Corporation until amended in accordance with applicable law.

          1.7.2. The bylaws of Amoco in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

          1.7.3. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation, and (ii) the officers of Amoco at the Effective Time shall be the officers of the Surviving Corporation.

          1.8. Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such
Certificate to be lost, stolen or destroyed and, if required by
BP, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, BP
Depositary Shares and any cash payable and any unpaid dividends or other distributions in respect thereof pursuant to Section
1.4.2 upon due surrender of and deliverable in respect of the
Amoco Common Shares represented by such Certificate pursuant to this Agreement.
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                           ARTICLE II

                 REPRESENTATIONS AND WARRANTIES

          2.1. Representations and Warranties of Amoco and BP. Except as set forth in the corresponding sections or subsections of the disclosure letter, dated the date hereof and signed by an authorized officer, delivered by Amoco to BP or by BP to Amoco
(each a "Disclosure Letter," and the "Amoco Disclosure Letter" and the "BP Disclosure Letter," respectively), as the case may be, Amoco (except for subparagraphs 2.1.2.2, 2.1.3.2, 2.1.5.2,
2.1.9(ii), 2.1.11.2 and 2.1.12 below and references in paragraph
2.1.1 below to documents made available by BP to Amoco) hereby represents and warrants to BP, and BP (except for subparagraphs
2.1.2.1, 2.1.3.1, 2.1.5.1, 2.1.8, 2.1.9(i) and 2.1.11.1 below and references in paragraph 2.1.1 below to documents made available by Amoco to BP), hereby represents and warrants to Amoco, that:

          2.1.1. Organization, Good Standing and Qualification. Each of it and its Subsidiaries (as defined below) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority, and has been duly authorized by all necessary approvals and orders, to own, operate and lease its properties and assets and to carry on its business as presently conducted and is duly qualified to do business and is in good standing in each jurisdiction where the ownership, operation or leasing of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, when taken together with all other such failures, is not reasonably likely to have a Material
Adverse Effect (as defined below) on it. Amoco has made available to BP complete and correct copies of its articles of incorporation and by-laws, and BP has made available to Amoco complete and correct copies of its memorandum and articles of association, in all cases as amended to date. Such articles of incorporation and by-laws or memorandum and articles of association, as the case may be, as so made available are in full force and effect.

          As used in this Agreement, the term (i) "Subsidiary" means, with respect to Amoco, any entity, whether incorporated or unincorporated, in which Amoco owns, directly or indirectly, more than fifty percent of the securities or other ownership interests having by their terms ordinary voting power to elect more than fifty percent of the directors or other persons performing similar functions, or the management and policies of which Amoco otherwise has the power to direct, and, with respect to BP, any body corporate which is a subsidiary or subsidiary undertaking, in each case within the meaning of the Companies Act of 1985 of the United Kingdom, as amended (the "Companies Act"), (ii) "Material Adverse Effect" means, with respect to any Person (as defined below), a material adverse effect on the financial condition, properties, business or results of operations of such Person and its Subsidiaries taken as a whole, (iii) "Person" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in paragraph 2.1.4 (Governmental Filings; No Violations)) or other entity of any kind or nature, and (iv) "Affiliate" shall have the meaning specified in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          2.1.2. Capital Structure.

          2.1.2.1. The authorized capital stock of Amoco consists of 1,600,000,000 Amoco Common Shares, of which 953,684,773 Amoco
Common Shares were issued and outstanding as of the close of business on August 4, 1998, 50,000,000 shares of Voting Preferred Stock, without par value ("Amoco Voting Preferred Shares"), and 50,000,000 shares of Non-Voting Preferred Stock, without par value ("Amoco Non-Voting Preferred Shares"), none of which Amoco
Voting Preferred Shares or Amoco Non-Voting Preferred Shares is outstanding as of the date hereof. All of the outstanding Amoco
Common Shares have been duly authorized and validly issued and are fully paid and nonassessable. Amoco has no Amoco Common
Shares, Amoco Voting Preferred Shares or Amoco Non-Voting
Preferred Shares reserved for or otherwise subject to issuance, except that (i) as of the close of business on August 4, 1998, there were 36,319,340 Amoco Common Shares subject to issuance pursuant to options outstanding under the plans of Amoco identified in paragraph 2.1.2.1 of the Amoco Disclosure Letter as being the only compensation or benefit plans or agreements pursuant to which Amoco Common Shares may be issued (the "Amoco
Stock Plans") and (ii) as of the date hereof, there are not less than 189,783,270 Amoco Common Shares reserved for issuance pursuant to the Stock Option Agreement. Each of the outstanding shares of capital stock or other ownership interests of each of Amoco's Subsidiaries that constitutes a "Significant Subsidiary"
(as defined in Rule 1-02(w) of Regulation S-X promulgated under the Exchange Act) is duly authorized, validly issued, fully paid and nonassessable and owned by Amoco or a direct or indirect wholly owned subsidiary of Amoco, in each case free and clear of any lien, pledge, security interest, claim or other encumbrance.
Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind which obligate Amoco or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of Amoco or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from Amoco or any of its Subsidiaries, any securities of Amoco or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Amoco Common
Shares issuable pursuant to the Stock Option Agreement have been duly reserved for issuance by Amoco, and upon any issuance of such Amoco Common Shares in accordance with the terms of the Stock Option Agreement, such Amoco Common Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any lien, pledge, security interest, claim or other encumbrance. Amoco does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Amoco on any matter.

          2.1.2.2. The authorized share capital of BP is 2,000 million (pound sterling). As of the close of business on August 4, 1998, the allotted share capital of BP consisted of 5,851,031,121 ordinary shares of nominal value 25p each ("BP Ordinary Shares"), not more than 7,232,838 shares of 8% cumulative first preference shares, of nominal value 1 (pound sterling) each ("BP First Preference Shares"), and not more than 5,473,414 9% cumulative second preference shares, of nominal value 1 (pound sterling) each ("BP Second Preference Shares").
All of the outstanding BP Ordinary Shares, BP First Preference Shares and BP Second Preference Shares have been, and the BP Ordinary
Shares to be issued as Merger Consideration shall be, duly authorized and validly issued and are or will be, as the case may be, fully paid or credited as fully paid. BP has no BP Ordinary
Shares, BP First Preference Shares, or BP Second Preference
Shares reserved for or otherwise subject to issuance.  Of the BP
Ordinary Shares described in the first sentence of this paragraph, as of the close of business on August 4, 1998, there were 37,956,426 BP Ordinary Shares held by the BP Employee Share
Scheme (Jersey) Ltd. in relation to the option schemes identified in subparagraph 2.1.2.2 of the BP Disclosure Letter as being the only compensation or benefit plans or agreements pursuant to which BP Ordinary Shares may be issued (the "Option Schemes").
Each of the outstanding shares of capital stock or other ownership interests of each of BP's Significant Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by BP or a direct or indirect wholly owned Subsidiary of BP, in each case free and clear of any lien, pledge, security interest, claim or other encumbrance. Except as set forth above or as contemplated by this Agreement, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind which obligate BP or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of BP or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from BP or any of its Subsidiaries, any securities of BP or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. BP does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of BP on any matter.

          2.1.3. Corporate Authority; Approval and Fairness.

          2.1.3.1. Amoco has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the Stock Option Agreement and to consummate the Merger and the other transactions contemplated hereby and thereby, subject only to the approval of the Merger by the vote of the holders of not less than a majority of all of the votes entitled to be cast at the Amoco Shareholders Meeting (as defined in Section 3.4
(Shareholders Meetings)) by holders of Amoco Common Shares (the
"Amoco Requisite Vote"). The execution and delivery of this Agreement and the Stock Option Agreement have been duly authorized by all necessary corporate action on the part of Amoco and, assuming the due authorization, execution and delivery of this Agreement and the Stock Option Agreement by BP, this Agreement and the Stock Option Agreement constitute valid and binding agreements of Amoco enforceable against Amoco in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception"). The Board of Directors of Amoco (A) has approved this Agreement, the Stock Option Agreement, the Merger and the other transactions contemplated hereby and thereby and
(B) has received the opinion of its financial advisor, Morgan
Stanley & Co. Incorporated, to the effect that, as of the date of this Agreement, the Exchange Ratio is fair to the holders of Amoco Common Shares from a financial point of view.

          2.1.3.2. BP has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the Stock Option Agreement and to consummate the Merger and the other transactions contemplated hereby and thereby, subject only to the approval of the Merger and the other transactions contemplated hereby by, on a show of hands, not less than the requisite majority of the holders of the outstanding BP Ordinary Shares, BP
First Preference Shares and BP Second Preference Shares
(collectively, the "BP Shares") present in person or, on a poll, by the holders of not less than the requisite majority of the votes attaching to the BP Shares who vote in person or by proxy at the BP Shareholders Meeting (as defined in Section 3.4
(Shareholders Meetings)) (the "BP Requisite Vote"). The execution and delivery of this Agreement and the Stock Option
Agreement have been duly authorized by all necessary corporate action on the part of BP, and, assuming the due authorization, execution and delivery of this Agreement and the Stock Option
Agreement by Amoco, this Agreement and the Stock Option Agreement constitute valid and binding agreements of BP, enforceable against BP in accordance with their terms, subject to the Bankruptcy and Equity Exception. The Board of Directors of BP has approved this Agreement, the Stock Option Agreement, the Merger and the other transactions contemplated hereby and thereby and the Board of Directors has received the opinion of its financial advisor, Morgan Guaranty Trust Company of New York, to the effect that, as of the date of this Agreement, the Exchange
Ratio is fair, from a financial point of view, to BP.

          2.1.4. Governmental Filings; No Violations.

          2.1.4.1. Other than the necessary filings, notices, approvals, confirmations, consents, declarations and/or decisions (A) pursuant to Sections 1.2.2 and 3.3.1, (B) under the Hart-Scott-
Rodino Antitrust Improvements Act of 1976, as amended (the "HSR
Act"), the Exchange Act, the Securities Act of 1933, as amended
(the "Securities Act") and the Exon-Florio provisions of the Omnibus Trade and Competitiveness Act of 1988 ("Exon-Florio"),
(C) to comply with the rules and regulations of the NYSE or the London Stock Exchange Limited (the "LSE"), (D) from the European
Commission, in accordance with Article 6(1)(b), 8(2) or 10(6) of Council Regulation (EEC) No 4064/89 as amended (the "Regulation")
(insofar as the Merger constitutes a concentration with a Community dimension within the scope of the Regulation), (E) from the UK Office of Fair Trading that it is not the intention of the UK Secretary of State for Trade and Industry to refer the Merger or any matters arising therefrom to the UK Monopolies and Mergers
Commission (the "MMC") or from the Secretary of State for Trade and Industry in the event that the Merger or any matters arising therefrom are referred to the MMC (insofar as the Merger qualifies for investigation by the MMC under the UK Fair Trading
Act 1973 or a referral is made by the European Commission to the UK Competent Authority under Article 9 of the Regulation) and (F) from H.M. Treasury pursuant to section 765 of the Income and Corporation Taxes Act 1988 (or the confirmation from H.M.
Treasury or the Inland Revenue that no such consent is required to the transactions contemplated by this Agreement) (such filings, notices, approvals, confirmations, consents, declarations and/or decisions to be made, given or obtained by Amoco being, if any, the "Amoco Required Consents" and by BP being the "BP Required Consents"), no filings, notices, declarations and/or decisions are required to be made by it with, nor are any approvals or other confirmations or consents required to be obtained by it from, any governmental or regulatory
(including stock exchange) authority, agency, court, commission, body or other governmental entity (including the Panel on Takeovers and Mergers) ("Governmental Entity"), in connection with the execution and delivery by it of this Agreement and the Stock Option Agreement and the consummation by it of the Merger and the other transactions contemplated hereby and thereby, except those the failure of which to make, give or obtain, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on it or prevent, materially delay or materially impair its ability to consummate the Merger and the other transactions contemplated by this Agreement and the Stock
Option Agreement.

          2.1.4.2. The execution, delivery and performance of this Agreement and the Stock Option Agreement by it do not, and the consummation by it of the Merger and the other transactions contemplated hereby and thereby (including, in the case of BP, the allotment of BP Ordinary Shares and the deposit of BP
Ordinary Shares with the Depositary against issuance of BP
Depositary Shares in accordance with the Deposit Agreement) will not, constitute or result in (A) a breach or violation of, or a default under, its articles of incorporation or by-laws, in the case of Amoco, or memorandum or articles of association, in the case of BP, or the comparable governing instruments of any of the Significant Subsidiaries of Amoco and BP (in each case as amended from time to time), (B) subject to making, giving or obtaining all necessary filings, notices, approvals, confirmations, declarations and/or decisions in Subparagraph 2.1.4.1 and all other necessary third-party consents as set forth in Subparagraph
2.1.4.2 of its Disclosure Letter, a breach or violation of, or a default under, the acceleration of any obligations or the creation of a lien, pledge, security interest, right of purchase, sale or termination or other encumbrance on the assets of it or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation
("Contracts") binding upon it or any of its Subsidiaries or any law, ordinance, regulation, judgment, order, decree, arbitration, award, license or permit of any Governmental Entity ("Law") or governmental or non-governmental permit or license to which it or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of either Party under any of its Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, default, acceleration, creation or change that, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on it or prevent, materially delay or materially impair its ability to consummate the Merger and the other transactions contemplated by this Agreement and the Stock Option Agreement.

          2.1.5. Reports; Financial Statements.

          2.1.5.1. Amoco has made available to BP copies of each registration statement, report, proxy statement or information statement prepared by it or its Subsidiaries and filed with the SEC since December 31, 1997 (December 31, 1997 being the "Amoco Audit Date"), including Amoco's Annual Report on Form 10-K for the year ended December 31, 1997, each in the form (including exhibits, annexes and any amendments thereto) filed with the SEC (collectively, including any such registration statement, report, proxy statement or information statement filed with the SEC subsequent to the date hereof, the "Amoco Reports"). As of their respective dates, the Amoco Reports did not, and any Amoco
Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated statements of financial condition included in or incorporated by reference into the Amoco Reports (including the related notes and schedules) fairly presents, or will fairly present, in all material respects, the consolidated financial position of Amoco and its Subsidiaries as of its date and each of the related consolidated statements of income, shareholders' equity and cash flows included in or incorporated by reference into the Amoco Reports (including any related notes and schedules) fairly presents, or will fairly present in all material respects, the consolidated results of operations, retained earnings and changes in financial position, as the case may be, of Amoco and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. GAAP consistently applied during the periods involved except as may be noted therein.

          2.1.5.2. BP has made available to Amoco copies of (A) each registration statement, report or annual report prepared by it or its Subsidiaries and filed with the SEC since December 31, 1997
(the "BP Audit Date," with the BP Audit Date and the Amoco Audit
Date each being referred to herein as the relevant Party's "Audit Date"), including BP's Annual Report on Form 20-F for the year ended December 31, 1997, each in the form (including exhibits, annexes and any amendments thereto) filed with the SEC and each quarterly report distributed by BP to its shareholders
(collectively, including any such registration statement, report or annual report filed with the SEC or, in the case of quarterly reports, distributed to BP shareholders subsequent to the date hereof, the "BP Reports"); and (B) all circulars, reports and other documents distributed by BP to its shareholders since its Audit Date. As of their respective dates, the BP Reports did not, and any BP Report filed, distributed or delivered subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the audited consolidated balance sheets of BP and its Subsidiaries included in or incorporated by reference into the BP Reports (including the related notes and schedules) fairly presents, or will fairly present, in all material respects, the consolidated financial position of BP and its Subsidiaries as of its date, and each of the related consolidated statements of income, changes in shareholders' interest, total recognized gains and losses and cash flows included in or incorporated by reference into the BP Reports (including any related notes and schedules) fairly presents, or will fairly present, in all material respects, the consolidated results of its operations, retained earnings and cash flows of BP and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.K. GAAP consistently applied during the periods involved except as may be noted therein. The related notes reconciling to U.S. GAAP such consolidated balance sheet, consolidated statement of income, statement of changes in shareholders' interest, and statement of cash flows comply in all material respects with the requirements of the SEC applicable to such reconciliation. The Amoco Reports and the BP Reports are collectively referred to herein as the "Reports."

          2.1.6. Absence of Certain Changes. Except as disclosed in the Reports filed prior to the date hereof, or as expressly contemplated by this Agreement, since its respective Audit Date it and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses, and there has not been (i) any change in the financial condition, properties, business or results of operations of it and its Subsidiaries except those changes that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on it; (ii) any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of its capital stock, except for dividends or other distributions on its capital stock publicly announced prior to the date hereof and except as expressly permitted hereby; (iii) any split in its capital stock, combination, subdivision or reclassification of any of its capital stock or issuance or authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except as expressly contemplated hereby or, in the case of Amoco, in the Stock Option
Agreement; or (iv) any change by it in accounting principles, practices or methods except as required by changes in U.S. GAAP or U.K. GAAP, as the case may be. Since its respective Audit
Date, except as provided for herein or as disclosed in the Reports filed prior to the date hereof, there has not been any increase in the compensation payable or that could become payable by it or any of its Subsidiaries to officers or key employees or any amendment of any of its compensation or benefit plans or agreements other than increases or amendments in the ordinary course or as contemplated by this Agreement.

          2.1.7. Litigation and Liabilities. Except as disclosed in the Reports filed prior to the date hereof, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of, in the case of Amoco, its Chief Executive Officer, Chief Operating
Officer, Chief Financial Officer or General Counsel ("Amoco
Officers"), and, in the case of BP, its Chief Executive Officer,
Deputy Chief Executive Officer, Chief Financial Officer or
General Counsel ("BP Officers"), threatened against it or any of
its   Affiliates or (ii) obligations or liabilities, whether or
not accrued, contingent or otherwise and whether or not required to be disclosed, or any other facts or circumstances of which, in the case of Amoco, the Amoco Officers, and, in the case of BP, the BP Officers, have knowledge that would reasonably be expected to result in any claims against, or obligations or liabilities of, it or any of its Affiliates, except, in each case, for those that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on it or prevent, materially delay or materially impair its ability to consummate the Merger and the other transactions contemplated by this Agreement and the Stock Option Agreement.

          2.1.8. Takeover Statutes. The board of directors of Amoco has taken or will take all appropriate and necessary action such that the "Business Combinations" provisions of the BCL ( 23-1-43-1 et seq.) will not have any effect on the Merger or the other transactions contemplated by this Agreement, and the Stock Option
Agreement. No other "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation, including such Business Combinations provisions of the BCL (each, a "Takeover Statute"), and no anti-takeover provision in the amended articles of incorporation or by-laws of Amoco is, or at the Effective Time will be, applicable to the Merger or any of the other transactions contemplated by this Agreement and the Stock Option Agreement.

          2.1.9. Brokers and Finders. Neither it nor any of its Subsidiaries, officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the execution and delivery of this Agreement, the Stock Option Agreement, the Merger or the other transactions contemplated by this Agreement and the Stock Option Agreement, except that (i) Amoco has retained Morgan Stanley & Co. Incorporated as its financial advisors, the arrangements with which have been disclosed to BP prior to the date hereof and (ii) BP has employed Morgan Guaranty Trust Company of New York, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Cazenove & Co. as its financial advisors, the arrangements with which have been disclosed to Amoco prior to the date hereof.

          2.1.10. Accounting Treatment. It is not aware of any fact or circumstance with respect to itself or the Merger that would cause the Merger to fail to (i) qualify as a pooling of interests under U.S. GAAP or (ii) be accounted for using merger accounting methods under U.K. GAAP.

          2.1.11.     Ownership of Other Party's Common Stock.

          2.1.11.1. Neither Amoco nor any of its Subsidiaries "beneficially owns" (as such term is defined in Rule 13d-3 under the Exchange
Act) any BP Ordinary Shares or BP Depositary Shares.

          2.1.11.2. Neither BP nor any of its Subsidiaries "beneficially owns" (as such term is defined in Rule 13d-3 under the Exchange
Act) any Amoco Common Shares.

          2.1.12. Merger Sub's Operations. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has not (i) engaged in any business activities,
(ii) conducted any operations other than in connection with the transactions contemplated hereby or (iii) incurred any liabilities other than in connection with the transactions contemplated hereby. The execution and delivery of this Agreement has been duly authorized by all necessary corporate action on the part of Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by Amoco, this Agreement constitutes a valid and binding agreement of Merger Sub enforceable against Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. BP, as Merger Sub's sole stockholder has approved Merger Sub's execution of this Agreement.

                           ARTICLE III

                            COVENANTS

          3.1. Interim Operations. Each of Amoco and BP covenants and agrees as to itself and its Subsidiaries that, after the date hereof and until the Effective Time (unless the other Party shall otherwise approve in writing and except as otherwise expressly contemplated by or provided in this Agreement, or as required by applicable Law):

          3.1.1. the business of it and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and each of its Subsidiaries shall use its best reasonable efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, creditors, regulators, lessors, employees and business associates;

          3.1.2. it shall not (i) amend its articles of incorporation or by-laws, in the case of Amoco, or memorandum and articles of association, in the case of BP; (ii) split, combine, subdivide or reclassify its outstanding shares of capital stock; (iii) subject to Section 3.10.2, declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any capital stock other than (A) in the case of Amoco, regular quarterly cash dividends consistent with past practice, including periodic dividend increases and (B) in the case of BP, regular quarterly cash dividends and scrip alternative in respect thereof payable under BP's gross scrip dividend scheme, in each case, consistent with past practice, including periodic dividend increases, and regular cash dividends on the issued and outstanding BP First Preference Shares and BP Second Preference
Shares; or (iv) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase or otherwise acquire
(except for repurchases, redemptions or acquisitions (A) required by the terms of its capital stock or securities outstanding on the date hereof or (B) required by or in connection with the respective terms as of the date hereof of, any Amoco Stock Plans, in the case of Amoco, or Option Schemes, in the case of BP, or any dividend reinvestment plans as in effect on the date hereof in the ordinary course of the operation of such plans), any shares of the capital stock of BP or Amoco, as the case may be, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

          3.1.3. neither it nor any of its Subsidiaries shall (i) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind to acquire, the capital stock of BP or Amoco, as the case may be, of any class (other than (x) in the case of Amoco, Amoco Common Shares issuable pursuant to options outstanding on the date hereof under the Amoco Stock Plans or pursuant to the Stock Option Agreement, additional options or rights to acquire Amoco Common Shares granted under the terms of any Amoco Stock Plan as in effect on the date hereof in the ordinary course of the operation of such Amoco Stock Plan, (y) in the case of BP, BP Ordinary Shares issuable or transferable pursuant to options outstanding on the date hereof under the Option Schemes and additional options or rights to acquire BP Ordinary Shares granted under the terms of any Option Scheme as in effect on the date hereof in the ordinary course of the operation of such Option Scheme and the BP Ordinary
Shares to be issued in February, 1999, in lieu of dividends pursuant to BP's gross scrip dividend scheme, and (z) issuances of securities in connection with grants or awards of stock-based compensation made in accordance with paragraph 3.1.4 hereof);
(ii) incur or modify any significant indebtedness or other liability except in the ordinary and usual course of business, pursuant to financial plans previously communicated to the other
Party, or for long-term indebtedness incurred in connection with the refinancing of existing indebtedness, without first consulting with the other Party; or (iii) make any decision or commitment with respect to a significant investment or divestment except in the ordinary and usual course of business or pursuant to financial plans previously communicated to the other Party without first consulting with the other Party;

          3.1.4. neither it nor any of its Subsidiaries shall terminate, establish, adopt, enter into, make any new grants or awards of stock-based compensation or other benefits under, amend or otherwise modify any compensation or benefit plan or agreement or increase the salary, wage, bonus or other compensation of any directors, officers or employees except for grants or awards to directors, officers and employees of it or its Subsidiaries under existing compensation or benefit plans or agreements in the normal and usual course of business (which shall include normal periodic performance reviews) and related compensation and benefit increases, annual reestablishment of compensation or benefit plans or agreements and the provision of individual compensation or benefit plans or agreements for newly hired or appointed officers and employees and the adoption of compensation or benefit plans or agreements for employees of new Subsidiaries or for actions necessary to satisfy existing contractual obligations under compensation or benefit plans or agreements existing as of the date hereof;

          3.1.5. neither it nor any of its Subsidiaries shall take any action or omit to take any action for the purpose of preventing, delaying or impeding the consummation of the Merger or the other transactions contemplated by this Agreement and the Stock Option
Agreement including any action or omission that would cause (i) the Merger to (A) fail to qualify as a "pooling of interests" under U.S. GAAP or fail to be accounted for using merger accounting methods under U.K. GAAP (and each Party agrees to use its best reasonable efforts to remove any impediment that would cause the Merger to fail to qualify as a "pooling-of-interests" under U.S. GAAP or fail to be accounted for using merger accounting methods under U.K. GAAP) or (B) fail to qualify as a reorganization under Section 368(a) of the Code or (ii) the exchange of Amoco Common Stock for BP Ordinary Shares in the
Merger to fail to qualify for nonrecognition of gain (except with respect to cash received in lieu of fractional BP Depositary
Shares); and

          3.1.6. neither it nor any of its Subsidiaries shall authorize or enter into an agreement to do any of the foregoing.

          3.2.   Acquisition Proposals.

          3.2.1. Each of Amoco and BP agrees that, subject to paragraph 3.2.3 and except as expressly contemplated by this Agreement, neither it nor any of its Subsidiaries nor any of the officers or directors of it or its Subsidiaries shall, and that it shall direct and use its best efforts to cause its and its Subsidiaries' officers, directors, employees, investment bankers, attorneys, accountants, financial advisors, agents or other representatives (collectively, with respect to each of Amoco and BP, such Person's "Representatives") not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, dual-holding company transaction, consolidation or similar transaction involving Amoco or BP, or any purchase of, or offer to purchase, all or substantially all of the equity securities of Amoco or BP, as the case may be, or of its and its Subsidiaries' assets taken as a whole (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). Each of Amoco and BP further agrees that neither it nor any of its Subsidiaries nor any of its or its Subsidiaries' officers or directors shall, and that it shall direct and use its best efforts to cause its Representatives not to, directly or indirectly, have any discussions with or provide any confidential information or data to any Person relating to an Acquisition Proposal or engage in any negotiations concerning an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent either Amoco or BP or its board of directors from (i) making any disclosure to its shareholders if, in the good faith judgment of its board of directors, failure so to disclose would be inconsistent with its obligations under applicable Law; (ii) negotiating with or furnishing information to any Person who has made a bona fide written Acquisition
Proposal which did not result from a breach of this Section
3.2.1; or (iii) recommending such an Acquisition Proposal to its shareholders, if and only to the extent that, in the case of actions referred to in clause (ii) or clause (iii), such Acquisition Proposal is a Superior Proposal (as defined below).
For purposes of this Agreement, a "Superior Proposal" means in respect of Amoco or BP, as applicable, any Acquisition Proposal by a third party (y) on terms which the board of directors of such Party determines in its good faith judgment (i) after consultation with its financial advisors (whose advice shall be communicated to the other Party), to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby and (ii) to be more favorable to such Party than the Merger and the other transactions contemplated hereby after taking into account any additional constituencies (including shareholders) and other relevant factors permitted under the Laws of the State of Indiana, in the case of Amoco, and the Laws of England or any requirement of any regulatory authority therein (including the City Code on Takeovers and Merger (the "City Code")), in the case of BP, and after giving the other Party at least seven business days to respond to such third party Acquisition Proposal and (z) which the board of directors of such Party determines in its good faith judgment to constitute a transaction that is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal. Each of Amoco and BP agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal. Each of Amoco and BP also agrees that if it has not already done so, it will promptly request each Person, if any, that has heretofore executed a confidentiality agreement within the 12 months prior to the date hereof in connection with its consideration of any Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

          3.2.2. Each of Amoco and BP agrees that it will take the necessary steps promptly to inform its Subsidiaries and its and its Subsidiaries' Representatives of the obligations undertaken in this Section 3.2 (Acquisition Proposals). Each of Amoco and BP agrees that it will notify the other promptly if any such inquiries, proposals or offers relating to or constituting an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its or its Subsidiaries' Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers and thereafter shall keep the other informed, on a current basis, of the status and material terms of any such proposals or offers.

          3.2.3. Nothing contained herein shall prohibit a Party from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act with respect to an Acquisition Proposal by means of a tender or exchange offer or, in the case of BP, taking such action and making such recommendations as the directors of BP reasonably consider necessary so as to comply with any obligations imposed on them or BP by the City Code or the Takeover Panel in relation to any Acquisition Proposal (provided that it is hereby acknowledged, for the avoidance of doubt, that no provision of the City Code requires BP or its directors to solicit or initiate any Acquisition Proposal).

          3.3.   Information Supplied.

          3.3.1. Registration Statement.

          3.3.1.1. Each of BP and Amoco shall cooperate and promptly prepare and BP shall file with the SEC as soon as practicable a Registration Statement on Form F-4 (the "Form F-4") under the Securities Act, with respect to the issuance of the BP Depositary Shares and the BP ADRs in the Merger and, if applicable, the allotment of BP Ordinary Shares in the Merger, a portion of which Form F-4 shall also serve as the Amoco Proxy Statement (as defined in Section 3.3.1.2), the prospectus with respect to the BP Depositary Shares and BP ADRs issuable in the Merger and, so far as appropriate, the BP Documents (as defined in Section
3.3.2). The Parties will cause the Form F-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. Each of BP and Amoco shall use its respective best reasonable efforts to have the Form F-4 declared effective by the SEC as promptly as practicable after such filing. BP shall use its reasonable efforts to obtain, prior to the effective date of the Form F-4, all necessary state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by this Agreement. BP will advise Amoco, promptly after it receives notice thereof, of the time when the Form F-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the BP ADRs or BP Ordinary Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Amoco Proxy Statement or the Form F-4 or comments thereon and responses thereto or requests by the SEC for additional information.

          3.3.1.2. Amoco and BP each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Form F-4, including, without limitation the proxy statement/prospectus constituting a part thereof (the
"Amoco Proxy Statement"), and any amendment or supplement thereto will, at the time the Form F-4 becomes effective under the Securities Act, at the date of mailing to shareholders and at the time or times of the Amoco Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If at any time prior to the date of the Amoco Shareholders Meeting any information relating to Amoco or BP, or any of their respective Affiliates, officers or directors, should be discovered by Amoco or BP which should be set forth in an amendment to the Form F-4 or a supplement to the Amoco Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and, to the extent required by Law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the Amoco shareholders.

          3.3.1.3. Each of BP and Amoco will use its best reasonable efforts to cause the BP Documents and the Amoco Proxy Statement, respectively, to be mailed to its shareholders as promptly as practicable after the date hereof.

          3.3.2. Amoco and BP shall cooperate and promptly prepare and BP shall file with the LSE (a) a circular to be sent to BP shareholders in connection with the BP Shareholders Meeting (as defined in Section 3.4 (Shareholders Meetings)) (the "BP
Circular"), containing (i) a notice convening the BP Shareholders
Meeting, (ii) such other information (if any) as may be required by the LSE and (iii) such other information as BP and Amoco shall agree to include therein; and (b) listing particulars relating to BP and its Subsidiaries and the BP Ordinary Shares (the "BP
Listing Particulars," and the BP Circular and the BP Listing
Particulars together being the "BP Documents"). Amoco and BP each agrees, as to itself and its Subsidiaries, that the BP
Documents and any supplements thereto and any other circulars or documents issued to shareholders, employees or debentureholders of BP, will contain all particulars relating to Amoco and BP required to comply in all material respects with all United
Kingdom statutory and other legal provisions (including, without limitation, the Companies Act, the Financial Services Act 1986
(the "FSA") and the rules and regulations made thereunder, and the rules and requirements of the LSE) and all such information contained in such documents will be substantially in accordance with the facts and will not omit anything material likely to affect the import of such information.

          3.4. Shareholders Meetings. Amoco will take all action necessary to convene a meeting of the holders of Amoco Common Shares at which the holders of Amoco Common Shares shall consider approval of the Merger and the other transactions contemplated hereby (the
"Amoco Shareholders Meeting") as promptly as practicable after the Form F-4 has been declared effective by the SEC. BP will take all action necessary to convene an extraordinary general meeting of BP shareholders at which resolutions will be proposed to approve the Merger and the other transactions contemplated hereby (the "BP Shareholders Meeting") as promptly as practicable after the BP Documents are cleared by the LSE and the Form F-4 has been declared effective by the SEC. BP shall include in the notice of meeting referred to above, resolutions inter alia to approve: (i) the Merger and the other transactions contemplated hereby; (ii) a change of name of BP to BP Amoco p.l.c.; (iii) an alteration to BP's articles of association to permit BP to declare and pay dividends in U.S. dollars; and (iv) the appointment of the Persons referred to in Section 3.8.3 as directors of BP, in each case subject to and with effect at the Effective Time. BP and Amoco each agrees to use all reasonable efforts such that, to the extent practical, the Amoco
Shareholders Meeting and the BP Shareholders Meeting shall be held as promptly as practicable after the conditions precedent to holding such meetings have been fulfilled. Subject to fiduciary obligations and the requirements of applicable Law and the terms of this Agreement, including the provisions of Section 3.2
(Acquisition Proposals), the board of directors of each of BP and Amoco shall recommend to its respective shareholders the approval of the Merger and the other transactions contemplated hereby and shall use best reasonable efforts to solicit such approval.

          3.5.   Filings; Other Actions; Notification.

          3.5.1. Amoco and BP shall each cooperate with the other and (i) use (and shall use best reasonable efforts to cause their respective
Subsidiaries to use) all their respective best reasonable efforts promptly to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement, the Stock Option Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement and the Stock Option
Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents,
(ii) use (and shall use best reasonable efforts to cause their respective Subsidiaries to use) all their respective best reasonable efforts to obtain as promptly as practicable all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any third party
(other than Amoco Required Consents and BP Required Consents) necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement and the Stock
Option Agreement, and (iii) use (and shall use best reasonable efforts to cause their respective Subsidiaries to use) their respective best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable to obtain the Amoco Required Consents or BP Required
Consents, as the case may be; provided that neither Party shall be required by this Section 3.5.1(iii) to accept or agree to any conditions, terms or restrictions in connection with any such Amoco Required Consent or BP Required Consent, as the case may be, which, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on BP or Amoco after the Effective Time (it being understood that, for this purpose, materiality shall be considered with reference to the total equity market value of BP and Amoco). Subject to applicable Laws relating to the exchange of information, Amoco and BP shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Amoco and its Subsidiaries or BP and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental
Entity in connection with the Merger and the other transactions contemplated by this Agreement and the Stock Option Agreement.
In exercising the foregoing right, each of Amoco and BP shall act reasonably and as promptly as practicable.

          3.5.2. Amoco and BP each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Form F-4, the Amoco Proxy Statement, the BP Circular or any other necessary or appropriate filing, notice, statement, registration, submission of information or application made by or on behalf of Amoco or BP or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement and the Stock Option Agreement.

          3.5.3. Amoco and BP each shall keep the other apprised of the status of matters relating to completion of the Merger and the other transactions contemplated by this Agreement and the Stock
Option Agreement, including promptly furnishing the other with copies of notices or other communications received by Amoco or BP, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement and the Stock Option Agreement. Amoco and BP each shall give prompt notice to the other of any change that is reasonably likely to result in a Material Adverse Effect on it or of any failure of any condition set forth in Article IV to the other
Party's obligations to effect the Merger.

          3.5.4. Prior to making any filing, notice, petition, statement, registration, submission of information or application to or with any third party and/or Governmental Entity (including any domestic or foreign national securities exchange) in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the Stock Option Agreement and except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any domestic or foreign national securities exchange, each Party shall make all reasonable efforts to consult with the other Party with respect to the content of such filing, notice, petition, statement, registration, submission of information or application and to provide the other Party with copies of the proposed filing, notice, petition, statement, registration, statement of information or application. Amoco and BP each shall not agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Merger and the other transactions contemplated by this Agreement unless it consults with the other Party in advance and, to the extent practicable and permitted by such Governmental
Entity, gives the other Party the opportunity to attend and participate thereat.

          3.5.5. In the event any claim, action, suit, investigation or other proceeding by any Governmental Entity or other Person or other legal or administrative proceeding is commenced that questions the validity or legality of this Agreement, the Stock Option
Agreement, or the Merger or the other transactions contemplated by this Agreement and the Stock Option Agreement or claims damages in connection therewith, the Parties agree to cooperate and use their best efforts, subject to the limitations set forth in Section 3.5.2, to defend against and respond thereto.

          3.6. Access. In order to facilitate consummation of the Merger and the other transactions contemplated by this Agreement, the Parties hereby agree that upon reasonable request to any executive officer of BP or Amoco, as the case may be, designated for the purpose, and except as may otherwise be required by applicable Law, Amoco and BP each shall (and shall cause its Subsidiaries to) afford the other's Representatives access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested, provided that no receipt of information pursuant to this Section shall affect or be deemed to modify any representation or warranty made by Amoco or BP hereunder, and provided, further, that the foregoing shall not require Amoco or BP to permit any inquiry, or to disclose any information, that in the reasonable judgment of Amoco or BP, as the case may be, would
(i) violate any antitrust or competition Law or (ii) result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality to third parties if Amoco or BP, as the case may be, shall have used reasonable efforts to obtain the consent of such third party to such inspection or disclosure. All such information shall be governed by the terms of the Confidentiality Agreement, dated
July 24, 1998, between the Parties (the "Confidentiality
Agreement"), including without limitation all such information disclosed in the Disclosure Letters, and Amoco and BP, and each of their respective Subsidiaries, shall use their respective best reasonable efforts to maintain the confidentiality of all such information disclosed in the Disclosure Letters.

          3.7. Publicity. The initial press release concerning this Agreement, the Merger and the other transactions contemplated by this Agreement and the Stock Option Agreement shall be a joint press release, and thereafter Amoco and BP shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and the Stock
Option Agreement.

          3.8.   Benefits and Other Matters.

          3.8.1     Employee Benefits.

          3.8.1.1. Employee Benefits. It is the specific intention that the compensation and benefit programs (including annual and long-term incentive programs) to be provided by BP and its Subsidiaries for current and former employees and directors of Amoco will be competitive with those provided generally by large industrial companies for each respective home-country market, both with respect to the type and variety of programs as well as the level of compensation and benefits afforded.

          3.8.1.2. (a) For at least two years following the Effective Time (such period, the "Initial Period"), BP shall provide or cause to be provided to current and former employees and directors of Amoco and its Subsidiaries compensation and benefits that are at least as favorable in the aggregate as the compensation and benefits they were entitled to receive immediately prior to the Effective Time (including, without limitation, benefits pursuant to qualified and non-qualified restoration retirement plans, savings plans, medical plans and programs, deferred compensation arrangements, incentive plans, and retiree benefit plans, policies and arrangements); provided, however, that, with respect to employees who are subject to collective bargaining, all benefits shall be provided in accordance with the applicable collective bargaining or other labor agreements; and provided, further, that all incentive, bonus and similar plans shall after the Effective Time be substantially performance-based. BP shall cause Amoco's general severance program as in effect immediately prior to the Effective
Time to continue without any reduction in benefits for at least two years following the Effective Time.


          (b) Following the Effective Time, BP shall, and shall cause its Subsidiaries to, recognize service with Amoco and its Subsidiaries and any predecessor entities (and any other service credited by Amoco under similar benefit plans) prior to the Effective Time for all purposes (including, without limitation, eligibility to participate, vesting, benefit accrual, eligibility to commence benefits and severance) under any benefit plans of BP or its Subsidiaries in which the particular employee or former employee of Amoco (or its respective Subsidiaries) participates;
provided, however, that the foregoing shall not result in any duplication of benefits. From and after the Effective Time, BP shall, and shall cause its Subsidiaries to, recognize any and all appropriate out-of-pocket expenses of each employee or former employee of Amoco and its Subsidiaries for purposes of determining such employee's and former employee's (including their beneficiaries and dependents) deductible and copayment expenses.

         3.8.1.3. (a) From and after the Effective Time, BP shall honor, and shall cause its Subsidiaries to honor, in accordance with its terms, each existing employment, change of control, severance and termination agreement between Amoco or any of its Subsidiaries, and any officer, director or employee of such company, including without limitation all legal and contractual obligations pursuant to outstanding restoration plans, bonus deferral plans, vested and accrued benefits and similar employment and benefit arrangements and agreements in effect as of the Effective Time.

          (b) At or prior to the Effective Time, BP shall enter into employment agreements substantially in the form previously provided by Amoco to BP with the Amoco officers, and on the principal terms, identified in the Amoco Disclosure Letter.

          3.8.2. Director and Officer Liability.

          (a) BP agrees that all rights to indemnification and all limitations on liability existing in favor of any Indemnitee (as defined below) in respect of acts or omissions of such Indemnitees on or prior to the Effective Time as provided in the articles of incorporation and by-laws of Amoco or an agreement between an Indemnitee and Amoco or its Subsidiaries in effect as of the date hereof shall continue in full force and effect in accordance with the terms thereof.

           (b) For six years after the Effective Time, BP shall indemnify and hold harmless the individuals who on or prior to the Effective Time were officers or directors of Amoco or any of its Subsidiaries (the "Indemnitees") to the same extent as set forth in Subsection (a) above with respect to all actions or omissions by them in their capacities as officers or directors of Amoco, or taken by them at the request of, Amoco or any of its Subsidiaries. In the event any claim in respect of which indemnification is available pursuant to the foregoing provisions is asserted or made within such six-year period, all rights to indemnification shall continue until such claim is disposed of or all judgments, orders, decrees or other rulings in connection with such claim are duly satisfied.

          (c) For six years after the Effective Time, BP shall procure the provision of officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective
Time covering each such Person currently covered by Amoco's officers' and directors' liability insurance policy on terms with respect to coverage and in amounts no less favorable than those of such policy in effect on the date hereof; provided, however, that during such period, BP shall procure as much coverage as can be obtained for the remainder of such period for an annual premium not in excess of 300% of the current annual premium paid by Amoco for its existing coverage.

           (d) The obligations of BP under this Section 3.8.2 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 3.8.2 applies without the consent of such affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 3.8.2 applies shall be third party beneficiaries of this Section 3.8.2).

          3.8.3. Directors of BP. At the Effective Time, the board of directors of BP shall consist of 22 directors, 13 of which shall be directors designated prior to the Effective Time by BP, of which seven shall be non-executive directors, and nine of which shall be directors designated by Amoco, of which seven shall be non-executive directors, and such Amoco and BP director designees shall be the "New Directors." Those New Directors shall be nominated for election by shareholders with effect from the Effective Time. BP agrees to procure such resignations of its respective directors as may be necessary so that at the Effective
Time the New Directors are the only directors of BP. BP shall be entitled to designate the chairman of each of the nominating, compensation and policy committees of the BP board of directors. Following the Effective Time, a majority of the meetings of the board of directors of BP in each year shall be held in London.

          3.8.4. Officers. At the Effective Time, the following persons, so long as they are willing and able to serve, shall be duly appointed to the following offices: (A) Peter Sutherland and Larry Fuller to the office of Co-Chairman, (B) Sir John Browne to the office of Chief Executive Officer of BP Amoco p.l.c., and
(C) such persons as are as set forth in Section 3.8.4 of the Amoco Disclosure Letter (the "List of New Officers"), to the offices set forth therein. If at or immediately prior to the Effective Time, any person designated on the List of New Officers shall be unwilling or unable to serve, a person to fill such position shall be designated by mutual agreement of BP and Amoco.

          3.9. Expenses. Except as otherwise provided in Section 5.5 (Effect of Termination and Abandonment), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Stock Option Agreement, the Merger and the other transactions contemplated by this Agreement and the Stock Option Agreement shall be paid by the party incurring such expense, except that the parties shall share equally the costs and expenses of filing, printing and distributing the Form F-4, the Amoco Proxy Statement, the BP
Documents and related documents.

          3.10.  Other Actions by Amoco and BP.

          3.10.1. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement and the Stock Option Agreement, each of Amoco and BP and its board of directors shall, subject to applicable Law, grant such approvals and take such actions as are necessary so that the Merger and the other transactions contemplated by this Agreement and the Stock Option Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Stock Option Agreement, and otherwise act to eliminate or minimize the effects of such Takeover Statute on such transactions.

          3.10.2. Dividends. For a period of at least five years after the Closing, dividends on the BP Ordinary Shares will be declared in U.S. dollars. After the date of this Agreement, each of BP and Amoco shall coordinate with the other the declaration of any dividends in respect of BP Ordinary Shares and Amoco Common
Shares and the record dates and payment dates related thereto, it being the intention of the Parties that record dates with respect to such dividends do not occur more or less frequently than once each calendar quarter with respect to BP Ordinary Shares or Amoco
Common Shares.

          3.11. Listing Applications/Establishment of BP ADRs. BP shall promptly prepare and submit to the LSE a listing application with respect to the BP Ordinary Shares, and to the NYSE a listing application in respect of the BP ADRs issuable in the Merger, and shall use its best efforts to obtain, prior to the Effective
Time, approval for the listing of such BP Ordinary Shares, in the case of the LSE, subject to allotment, and such BP ADRs, in the case of the NYSE, subject to official notice of issuance under the symbol "BPA", or such other symbol as the Parties agree. BP will enter into all necessary agreements with the Depositary and other parties to establish the BP ADRs issuable pursuant to the Merger.

          3.12.  Letters of Accountants.

          (a) Amoco shall use its best reasonable efforts to cause to be delivered to BP "comfort" letters of PricewaterhouseCoopers LLP, Amoco's independent public accountants, dated the effective date of the Form F-4 and the Closing Date, respectively, and addressed to BP and its directors, in form reasonably satisfactory to BP and customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with registration statements similar to the Form F-4.

           (b) BP shall use its best reasonable efforts to cause to be delivered to Amoco "comfort" letters of Ernst & Young, BP's independent public accountants, dated the effective date of the Form F-4 and the Closing Date, respectively, and addressed to Amoco and its directors, in form reasonably satisfactory to Amoco and customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with registration statements similar to the Form F-4.

          3.13.  Agreements of Rule 145 Affiliates.

          3.13.1. Prior to the date of the Amoco Shareholders Meeting, Amoco shall cause to be prepared and delivered to BP a list identifying all persons who, at the time of the Amoco
Shareholders Meeting, Amoco believes may be deemed to be "affiliates" of Amoco for purposes of applicable interpretation regarding use of the "pooling-of-interests" accounting method or for purposes of Rule 145 under the Securities Act (the "Amoco
Rule 145 Affiliates"). BP shall be entitled to place restrictive legends on any BP ADRs received by such Amoco Rule 145
Affiliates. Amoco shall use its best efforts to cause each person who is identified as an Amoco Rule 145 Affiliate in such list to deliver to BP, at or prior to the date of the Amoco
Shareholders Meeting, a written agreement, in the form to be approved by the Parties, that such Amoco Rule 145 Affiliate will not sell, pledge, transfer or otherwise dispose of any BP ADRs issued to such Amoco Rule 145 Affiliate pursuant to the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act. Amoco shall use its best efforts to cause each person who is identified as an Amoco Rule
145 Affiliate in such list to sign on or prior to the date of the Amoco Stockholders Meeting a written agreement, in the form to be approved by Amoco and BP, that such party will not sell or in any other way reduce such party's risk relative to any Amoco Common
Shares held prior to the Closing or BP ADRs received in the Merger (within the meaning of Section 201.01 of the SEC's
Codification of Financial Policies), until such time as financial results (including combined sales net income) covering at least
30 days of post-merger operations have been published, except as permitted by and in accordance with Staff Accounting Series
Release 135 and SEC Staff Accounting Bulletins No. 65 and 76 (or any successor thereto) issued by the SEC. Any BP Ordinary Shares held by any Amoco Rule 145 Affiliate shall not be transferable, regardless of whether such affiliate has provided the applicable written agreement referred to in this Section, if such transfer, either alone or in the aggregate with other transfers by affiliates, would preclude BP's ability to account for the business combination to be effected by the Merger as a pooling of interests. BP shall not register the transfer of any BP Ordinary
Shares unless such transfer is made in compliance with the foregoing.

          3.13.2. Prior to the Effective Time, BP shall cause to be prepared and delivered to Amoco a list identifying all persons who, at the time of the BP Shareholders Meeting, BP believes may be deemed to be "affiliates" of BP for purposes of Rule 145 under the Securities Act (the "BP Rule 145 Affiliates"). BP shall use its best efforts to cause each person who is identified as a BP
Rule 145 Affiliates in such list to sign on or prior to the thirtieth day prior to the Effective Time a written agreement, in the form to be approved by Amoco and BP, that such party will not sell or in any other way reduce such party's risk relative to any BP Ordinary Shares owned by such party (within the meaning of Section 201.01 of the SEC's Codification of Financial Policies, until such time as financial results (including combined sales and net income) covering at least 30 days of post-merger operations have been published, except as permitted by and in accordance with Staff Accounting Series Release 135 and SEC Staff Accounting Bulletins No. 65 and 76 (or any successor thereto) issued by the SEC. Any BP Ordinary Shares held by any BP Rule
145 Affiliate shall not be transferable, regardless of whether such affiliate has provided the applicable written agreement referred to in this Section, if such transfer, either alone or in the aggregate with other transfers by affiliates, would preclude
BP's ability to account for the business combination to be effected by the Merger as a pooling of interests. BP shall not register the transfer of any BP Ordinary Shares unless such transfer is made in compliance with the foregoing.

          3.14. Accounting and Tax Matters. The Parties agree that after the Closing the primary consolidated financial statements of BP shall be prepared in accordance with U.K. GAAP in U.S. dollars.
Further, for a period of time not less than five years from the date of the Closing, BP shall prepare supplemental consolidated financial statements, which include a restatement or recalculation prepared in accordance with U.S. GAAP in U.S.
dollars. Subsequent to the Closing, neither Party shall take any action that would cause, or omit to take any action the omission of which would cause, (i) the Merger to fail to qualify as a pooling of interests under U.S. GAAP or to be accounted for using merger accounting methods under U.K. GAAP, (ii) the Merger to fail to qualify as a reorganization under Section 368(a) of the Code or (iii) the conversion of Amoco Common Stock into BP
Ordinary Shares to fail to qualify for nonrecognition of gain
(except with respect to cash received in lieu of fractional BP
Depositary Shares) and in connection therewith shall satisfy the tax reporting and filing requirements contained in the Code.

          3.15. BP SEC Filings. Within 45 days after the end of each of its first three fiscal quarters, BP agrees that it will make filings with the SEC on Form 6-K, providing for such disclosures as are comparable to those required by Form 10-Q. BP further agrees that it will make any requisite filings on Form 20-F with the SEC within 90 days after the end of its fiscal year.

                          ARTICLE IV

                           CONDITIONS

          4.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of BP, Merger Sub and Amoco to effect the Merger are subject to the satisfaction or waiver of each of the following conditions:

          4.1.1. Shareholder Approvals. The Merger and the other transactions contemplated by this Agreement shall have been duly approved by holders of Amoco Common Shares constituting the Amoco Requisite Vote and by the shareholders of BP constituting the BP Requisite Vote.

          4.1.2. Regulatory Consents. All Amoco Required Consents and BP Required Consents from or with any Governmental Entity
(collectively, "Governmental Consents") in connection with the consummation of the Merger and the other transactions contemplated hereby shall have been made or obtained, and such Governmental Consents shall not contain any terms or impose any condition or restriction relating or applying to, or requiring changes in or limitations on, the operation of any asset or businesses of Amoco, BP or any of their respective Subsidiaries which term, condition or restriction, individually or in the aggregate, would be reasonably likely to have a Material Adverse
Effect on BP or Amoco after the Effective Time (it being understood that, for this purpose, materiality shall be considered with reference to the total equity market value of BP and Amoco).

          4.1.3. Laws and Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger or the other transactions contemplated by this Agreement and that, individually or in the aggregate with all other such Laws, is reasonably likely to have a Material Adverse Effect on Amoco or BP or that would materially frustrate the express intent and purposes of this Agreement (collectively, an "Order"), and no Governmental Entity shall have instituted or threatened any proceeding seeking any such Order.

          4.1.4. Effectiveness of Form F-4. The Form F-4 shall have become effective and no stop order with respect thereto shall be in effect.

          4.1.5. Exchange Listing. The BP Ordinary Shares to be issued pursuant to the Merger shall have been admitted to the Official
List of the LSE and such admission shall have become effective in accordance with the rules and regulations of the LSE and the BP
ADRs shall have been authorized for listing on the NYSE, subject to official notice of issuance.

          4.2. Conditions to Obligations of BP. The obligation of BP to effect the Merger is also subject to the satisfaction or waiver by BP prior to the Effective Time of the following conditions:

          4.2.1. Representations and Warranties of Amoco. The representations and warranties of Amoco set forth in this Agreement (i) to the extent qualified by Material Adverse Effect or any other materiality qualification shall be true and correct and (ii) to the extent not qualified by Material Adverse Effect or any other materiality qualification shall be true and correct (provided that this clause (ii) shall be deemed satisfied so long as any failures of such representations and warranties to be true and correct, taken together, do not have a Material Adverse Effect on Amoco) as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date), and BP shall have received a certificate signed on behalf of Amoco by an executive officer of Amoco to such effect.

          4.2.2. Performance of Obligations of Amoco. Amoco shall have performed all material obligations required to be performed by it under this Agreement at or prior to the Closing Date, and BP shall have received a certificate signed on behalf of Amoco by an executive officer of Amoco to such effect.

          4.2.3. Consents Under Agreements. BP shall have obtained the consent or approval of each Person whose consent or approval shall be required in order to consummate the Merger and the other transactions contemplated by this Agreement under any Contract to which BP or any of its Subsidiaries is a party, except those for which the failure to obtain such consent or approval, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on BP or is not reasonably likely to prevent or materially impair the ability of BP to consummate the Merger and the other transactions contemplated by this Agreement.

           4.2.4. Accounting Letters. BP shall have received letters from Ernst & Young confirming that under U.S. GAAP and U.K. GAAP, respectively, they concur with BP management's conclusion that no conditions exist that would preclude BP from being a party to a business combination for which pooling-of-interests accounting would be available under U.S. GAAP and the use of merger accounting methods would be available under U.K. GAAP.

          4.3. Conditions to Obligation of Amoco. The obligation of Amoco to effect the Merger is also subject to the satisfaction or waiver by Amoco prior to the Effective Time of the following conditions:

          4.3.1. Representations and Warranties. The representations and warranties of BP set forth in this Agreement (i) to the extent qualified by Material Adverse Effect or any other materiality qualification shall be true and correct, and (ii) to the extent not qualified by Material Adverse Effect or any other materiality qualification shall be true and correct (provided that this clause (ii) shall be deemed satisfied so long as any failures of such representations and warranties to be true and correct, taken together, do not have a Material Adverse Effect on BP) as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date), and Amoco shall have received a certificate signed on behalf of BP by an executive officer of BP to such effect.

           4.3.2. Performance of Obligations of BP. BP shall have performed all material obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Amoco shall have received a certificate signed on behalf of BP by an executive officer of BP to such effect.

          4.3.3. Consents Under Agreements. Amoco shall have obtained the consent or approval of each Person whose consent or approval shall be required in order to consummate the Merger and the other transactions contemplated by this Agreement under any Contract to which Amoco or any of its Subsidiaries is a party, except those for which the failure to obtain such consent or approval, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on Amoco or is not reasonably likely to prevent or materially impair the ability of Amoco to consummate the Merger and the other transactions contemplated by this Agreement.

          4.3.4. Tax Opinion. Amoco shall have received an opinion from Wachtell, Lipton, Rosen & Katz, dated as of the Effective Time, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that no gain or loss will be recognized by the stockholders of Amoco who exchange Amoco Common Stock solely for BP ADRs pursuant to the Merger (except with respect to cash received in lieu of fractional BP Depositary Shares). Such opinion may note that "5% shareholders" will qualify for such nonrecognition treatment only if they enter into a "gain recognition agreement" under regulations promulgated under Section 367 of the Code. In rendering such opinion, counsel may require and rely upon certain representations of BP and Amoco reasonably requested by such counsel.

          4.3.5. Accounting Letters. Amoco shall have received letters from PricewaterhouseCoopers LLP confirming that under U.S. GAAP and U.K. GAAP, respectively, they concur with Amoco management's conclusion that no conditions exist that would preclude Amoco from being a party to a business combination for which pooling-of-interests accounting would be available under U.S. GAAP and the use of merger accounting methods would be available under U.K.
GAAP.

                           ARTICLE V

                           TERMINATION

          5.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approvals by shareholders of Amoco and BP referred to in paragraph 4.1.1
(Shareholder Approvals), by mutual written consent of Amoco and BP, by action of their respective boards of directors.

          5.2. Termination by Either BP or Amoco. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either
BP or Amoco if (i) the Merger shall not have been consummated by August 31, 1999, whether such date is before or after the date of approval by the shareholders of Amoco or BP (the "Termination
Date"), (ii) any Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and non-appealable, whether before or after the approval by the shareholders of Amoco or BP, (iii) the Amoco
Requisite Vote shall not have been obtained at the duly held
Amoco Shareholders Meeting, including any adjournments or postponements thereof, or (iv) the BP Requisite Vote shall not have been obtained at the duly held BP Shareholders Meeting, including any adjournments or postponements thereof; provided that the right to terminate this Agreement shall not be available to a Party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure of the Merger to be consummated.

          5.3. Termination by Amoco. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective
Time, whether before or after the approval by shareholders of Amoco referred to in paragraph 4.1.1 (Shareholder Approvals), by action of the board of directors of Amoco, if (i) the board of directors of BP shall have withdrawn or adversely modified its approval or recommendation to shareholders of the Merger or failed to reconfirm such recommendation within seven business days after a written request by Amoco to do so; or (ii) BP or its board of directors shall take any of the actions described in clause (ii) or clause (iii) of the proviso to Section 3.2.1
(Acquisition Proposals); or (iii) there shall be a breach by BP of any representation, warranty, covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in paragraph 4.3.1 or 4.3.2 and cannot be or is not cured prior to the Termination Date.

          5.4. Termination by BP. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by the shareholders of BP referred to in paragraph 4.1.1 (Shareholder Approvals), by action of the board of directors of BP, if (i) the board of directors of Amoco shall have withdrawn or adversely modified its approval or recommendation to shareholders of the Merger or failed to reconfirm such recommendation within seven business days after a written request by BP to do so; or (ii) Amoco or its board of directors shall take any of the actions described in clause (ii) or clause (iii) of the proviso to Section 3.2.1 (Acquisition
Proposals); or (iii) there shall be a breach by Amoco of any representation, warranty, covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in paragraph 4.2.1 or 4.2.2 and cannot be or is not cured prior to the Termination Date.

          5.5.   Effect of Termination and Abandonment.

          5.5.1. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article V, this Agreement (other than as set forth in Section 6.1 (Survival)) shall become void and of no effect with no liability on the part of either Party (or of any of its Representatives); provided, however, that no such termination shall relieve either Party of any liability for damages resulting from any willful and intentional breach of this Agreement or from any obligation to pay, if applicable, the amounts payable pursuant to Section 5.5.2 or 5.5.3.

          5.5.2. In the event that (i) this Agreement is terminated by either Amoco or BP pursuant to Section 5.2(iii) and at the time of the Amoco Shareholders Meeting (or at any adjournment thereof) an Acquisition Proposal exists with respect to Amoco or (ii) this Agreement is terminated by BP pursuant to Section 5.4(i), 5.4(ii)
(solely with respect to the recommendation by Amoco or the Board of Directors of Amoco of an Acquisition Proposal with respect to Amoco) or 5.4(iii) (solely with respect to a willful and intentional breach of Section 3.2), then Amoco shall promptly, but in no event later than two days after the date of such termination, pay to BP a termination payment equal to the Amoco
Termination Amount (as defined below), which amount shall be exclusive of any expenses to be paid pursuant to Section 3.9
(Expenses), payable by wire transfer of same day funds.  The term
"Amoco Termination Amount" shall mean, in the case of termination by BP pursuant to clause (ii) of the preceding sentence, $950,000,000 or, in the case of termination by Amoco or BP pursuant to clause (i) of the preceding sentence, "Amoco
Termination Amount" shall mean $500,000,000, plus, if (x) Amoco executes and delivers an agreement with respect to any Acquisition Proposal (an "Amoco Alternative Agreement") or (y) an
Acquisition Proposal with respect to Amoco is consummated, in any such case, within 12 months from the date of termination, an additional $450,000,000 (which additional amount shall be paid promptly by wire transfer in same day funds, and in no event later than two days after the earliest date on which the event requiring Amoco to pay such additional sum occurs). In the event that the board of directors of Amoco recommends the acceptance by Amoco shareholders of a third-party tender or exchange offer for the Amoco Common Shares, such recommendation shall be treated for purposes of this paragraph as though an Amoco Alternative
Agreement had been executed. Amoco acknowledges that the agreements contained in this Section 5.5.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, BP would not enter into this Agreement;
accordingly, if Amoco fails promptly to pay any amount due pursuant to this Section 5.5.2, and, in order to obtain such payment, BP commences a suit which results in a judgment against Amoco for the payment set forth in this Section 5.5.2, Amoco shall pay to BP its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the Amoco Termination Amount from each date for payment until the date of such payment at the prime rate of Citibank N.A. in effect on the date such payment was required to be made plus 2 percent.

          5.5.3. In the event that (i) this Agreement is terminated by either Amoco or BP pursuant to Section 5.2(iv) and at the time of the BP
Shareholders Meeting (or at any adjournment thereof) an Acquisition Proposal exists with respect to BP or (ii) this Agreement is terminated by Amoco pursuant to Section 5.3(i), 5.3(ii) (solely with respect to the recommendation by BP or the board of directors of BP of an Acquisition Proposal with respect to BP) or 5.3(iii) (solely with respect to a willful and intentional breach of Section 3.2), then BP shall promptly, but in no event later than two days after the date of such termination, pay to Amoco a termination payment equal to the BP
Termination Amount (as defined below), which amount shall be exclusive of any expenses to be paid pursuant to Section 3.9
(Expenses), payable by wire transfer of same day funds.  The term
"BP Termination Amount" shall mean, in the case of termination by Amoco pursuant to clause (ii) of the preceding sentence, $1,000,000,000 or, in the case of termination by Amoco or BP pursuant to clause (i) of the preceding sentence, "BP Termination
Amount" shall mean $500,000,000, plus, if (x) BP executes and delivers an agreement with respect to any Acquisition Proposal (a
"BP Alternative Agreement") or (y) an Acquisition Proposal with respect to BP is consummated, in any such case, within 12 months from the date of termination, an additional $500,000,000 (which additional amount shall be paid promptly by wire transfer in same day funds, and in no event later than two days after the earliest date on which the event requiring BP to pay such additional sum occurs). In the event that the board of directors of BP recommends the acceptance by BP shareholders of a third-party tender offer or exchange offer for the BP Ordinary Shares, such recommendation shall be treated for purposes of this paragraph as though a BP Alternative Agreement had been executed. BP acknowledges that the agreements contained in this Section 5.5.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Amoco would not enter into this Agreement; accordingly, if BP fails promptly to pay any amount due pursuant to this Section 5.5.3, and, in order to obtain such payment, Amoco commences a suit which results in a judgment against BP for the payment set forth in this Section
5.5.3, BP shall pay to Amoco its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the BP Termination Amount from each date for payment until the date of such payment at the prime rate of Citibank N.A.
in effect on the date such payment was required to be made plus 2 percent.

                           ARTICLE VI

                    MISCELLANEOUS AND GENERAL

          6.1. Survival. This Article VI and the agreements of Amoco and BP contained in Sections 3.8 (Benefits and Other Matters), 3.9
(Expenses), 3.10.2 (Dividends), 3.14 (Accounting and Tax Matters) and 3.15 (BP SEC Filings) shall survive the Effective Time. This
Article VI (other than Section 6.2 (Modification or Amendment),
Section 6.3 (Waiver of Conditions) and Section 6.12
(Assignment)), the representations and warranties contained in
Section 2.1.3 (Corporate Authority; Approval and Fairness), the agreements of Amoco and BP contained in Section 3.9 (Expenses),
Section 5.5 (Effect of Termination and Abandonment), and the last sentence of Section 3.6 (Access) shall survive the termination of this Agreement. All other representations, warranties, agreements and covenants in this Agreement shall not survive the Effective Time or the termination of this Agreement.

         6.2. Modification or Amendment. This Agreement may be modified or amended by agreement of the Parties, by action taken or authorized by their respective boards of directors, at any time prior to the Effective Time; provided, however, that, after approval by shareholders of the matters presented at the Amoco
Shareholders Meeting or the BP Shareholders Meeting, no modification or amendment shall be made which under applicable
Law requires further approval by such shareholders without such further approval. This Agreement may not be modified or amended except by an instrument in writing executed and delivered by duly authorized officers of each of the Parties.

          6.3. Waiver of Conditions. Any provision of this Agreement may be waived prior to the Effective Time if, and only if, such waiver is in writing and signed by the Party against whom the waiver is to be effective.

          6.4. Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

          6.5. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

          6.6. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL. 6.6.1. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS
SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE
WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS TO
BE PERFORMED WHOLLY IN SUCH STATE, EXCEPT TO THE EXTENT THAT IN
THE CASE OF AMOCO OR MERGER SUB, THE INDIANA BUSINESS CORPORATION
LAW AND, IN THE CASE OF BP, THE COMPANIES ACT AND ENGLISH LAW ARE
APPLICABLE. The parties hereby irrevocably submit to the jurisdiction of the federal courts of the United States of America located in the Borough of Manhattan, New York State solely in respect of the interpretation and enforcement of the provisions of this Agreement and the Stock Option Agreement and in respect of the transactions contemplated hereby and thereby and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and the Parties irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 6.7 (Notices), or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof.

          6.6.2. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE
COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY
HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH
PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION
DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS
AGREEMENT, THE STOCK OPTION AGREEMENT OR THE TRANSACTIONS
CONTEMPLATED BY THIS AGREEMENT OR THE STOCK OPTION AGREEMENT.
EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE,
AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY
OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF
LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH
PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS
WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND
(iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS
AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND
CERTIFICATIONS IN THIS SECTION 6.6.

          6.7. Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (i) when sent if sent by facsimile, provided that the facsimile is promptly confirmed by telephone confirmation thereof, (ii) when delivered, if delivered personally to the intended recipient, and (iii) one business day later, if sent by overnight delivery via a national courier service, and in each case, addressed to a Party at the following address for such
Party:

          if to Amoco:

          Amoco Corporation
          200 East Randolph Drive
          Chicago, IL 60601
          Attention:  Stephen F. Gates, Esq.
          Telecopier:  (312) 856-2039

          with copies to

          Wachtell, Lipton, Rosen & Katz
          51 West 52nd Street
          New York, New York  10019
          Attention:  Andrew R. Brownstein, Esq.
          Telecopier:  (212) 403-2000

          and


          Freshfields
          65 Fleet Street
          London EC4Y 1HS
          Attention:  William P.L. Lawes, Esq.
          Telecopier:    (44) 171-832-7001

          if to BP or Merger Sub:

          The British Petroleum Company p.l.c
          Britannic House
          1 Finsbury Circus
          London EC2M 7BA
          Attention:  Peter B.P. Bevan, Esq.
          Telecopier:  (44) 171-496-4571

          with copies to

          Sullivan & Cromwell
          125 Broad Street
          New York, New York  10004
          Attention:  Benjamin F. Stapleton, Esq.
          Telecopier:    (212) 558-3588

          and

          Linklaters & Paines
          One Silk Street
          London EC2Y 8HQ
          Attention:  David W. Cheyne, Esq.
          Telecopier:    (44) 171-456-2222

or to such other Persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

          6.8. Entire Agreement. This Agreement (including any exhibits hereto), the Amoco Disclosure Letter, the BP Disclosure Letter, the Stock Option Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, between the Parties with respect to the subject matter hereof. References herein to this Agreement shall for all purposes be deemed to include references to the Amoco Disclosure
Letter and the BP Disclosure Letter.  Except as set forth in
Section 3.8.2 (Director and Officer Liability), this Agreement is not intended to confer upon any Person other than the Parties any rights or remedies hereunder. No employee or former employee of Amoco or BP who is not a director of Amoco or BP shall be deemed a third party beneficiary with respect to any provision of this Agreement. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE
REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, THE
STOCK OPTION AGREEMENT OR ANY OTHER AGREEMENT CONTEMPLATED HEREBY
OR THEREBY, NONE OF AMOCO, BP OR MERGER SUB MAKES ANY OTHER
REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY
OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS
OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL
ADVISORS OR OTHER REPRESENTATIVES WITH RESPECT TO THE EXECUTION
AND DELIVERY OF THIS AGREEMENT, THE STOCK OPTION AGREEMENT OR THE
TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, NOTWITHSTANDING THE
DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER'S
REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH
RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

          6.9. Obligations of BP and of Amoco. Whenever this Agreement requires a Subsidiary of BP to take any action, such requirement shall be deemed to include an undertaking on the part of BP to use best reasonable efforts to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of Amoco to take any action, such requirement shall be deemed to include an undertaking on the part of Amoco to use best reasonable efforts to cause such Subsidiary to take such action.

          6.10. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision unless the substitution of such provision would materially frustrate the express intent and purposes of this Agreement and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

          6.11. Interpretation. The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.
Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

          6.12. Assignment. This Agreement shall not be assignable by operation of law or otherwise, and any purported assignment in violation of this provision shall be void.

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of BP, Amoco and Merger Sub as of the date hereof.





                              THE BRITISH PETROLEUM COMPANY p.l.c.


                              By: /s/ Peter D. Sutherland
                                 Name:  Peter D. Sutherland
                                 Title: Chairman



                              By: /s/ John Browne
                                 Name:  John Browne
                                 Title: Chief Executive Officer




                              AMOCO CORPORATION


                              By: /s/ H. Laurance Fuller
                                 Name:  H. Laurance Fuller
                                 Title: Chairman and Chief Executive
                                        Officer




                              EAGLE HOLDINGS, INC.


                              By: /s/ Peter B. P. Bevan
                                 Name:  Peter B. P. Bevan
                                 Title: President